

August 31, 2021

Mai-Britt Zocca, Ph.D.
Chief Executive Officer
IO Biotech, Inc.
Ole Maaløes Vej 3
DK-2200 Copenhagen N
Denmark

> **Re: IO Biotech, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 9, 2021**
> **CIK No. 0001865494**

Dear Dr. Zocca:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 9, 2021

Overview, page 1

1. We note your revisions in response to prior comment 1 and reissue the comment in part. It remains unclear whether the results/observations in your a single-arm Phase 1/2 clinical trial of 30 patients are statistically significant. Also, it does not appear that you have addressed the final sentence of the prior comment by telling us whether you were able to evaluate and determine the contributions of IO102-IO103 as compared to those of the combination therapy. Please revise or advise.

You may contact Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frank Rahmani, Esq.